TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. - SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

January 29, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Wuhan General Group (China), Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 21, 2007
File No. 333-141372

Dear Ms. Hardy:

This letter is being submitted in response to the comment verbally issued by Nudrat Salik in a telephone conversation with the undersigned on January 28, 2008 with respect to the above-referenced Amendment No. 3 to Registration Statement on Form SB-2 filed by Wuhan General Group (China), Inc. (the “Company”). We are authorized by the Company to provide the response contained in this letter on its behalf. The terms “we,” “us,” and “our” in the response refer to the Company.

For your convenience, we set forth the comment in bold typeface and include the Company’s response below it.

Note 15. Capitalization, page F-45

1.
We note your response to prior comment 3. Please provide us with additional information regarding the amortization of the beneficial conversion feature. Please refer to EITF 98-5 paragraph 8 and EITF 00-27 issue 6.

The Company has revised the accounting for the beneficial conversion related to the Series A Convertible Preferred Stock (the “Preferred Stock”) issued in the February 2007 private placement. Because the Preferred Stock was convertible at the date of issuance, the beneficial conversion feature must be amortized immediately. In connection with the amortization of the beneficial conversion feature, the Company made the following journal entries:

Cash	20,040,353
Preferred Stock-Discount	10,501,982

Preferred Stock-Par Value		1,029
APIC-Preferred Stock		13,466,990
APIC-Warrants		6,572,334
APIC-Beneficial Conversion Amount		10,501,982

Retained Earnings	10,501,982
Preferred Stock Discount		10,501,982

In connection with the revised accounting for the beneficial conversion feature, the Company plans to amend the Stockholders’ Equity section of the Balance Sheet, the Statement of Income, the Statement of Stockholders’ Equity, the Statement of Cash Flows, Note 15 - Capitalization, and Note 20 - Earnings Per Share. These proposed revisions to the Company’s financial statements are attached hereto as Exhibit A.

* * * * *
ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
January 29, 2008

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310, Henry Rothman at (212) 704-6179 or Marlon Starr at (404) 885-3287.

Very truly yours,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Kuang Yuandong
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Marlon Starr, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP

Annex A

Wuhan General Group (China), Inc.
Consolidated Balance Sheets
At September 30, 2007, and December 31, 2006
(Stated in US Dollars)

Stockholders' Equity	Note	September 30, 2007	December 31, 2006
		(unaudited)	(audited)
Preferred Stock - $0.0001 Par Value 50,000,000 Shares Authorized; 10,287,554 Shares of Series A Convertible Preferred Stock Issued & Outstanding at September 30, 2007	15	1,029	-
Additional Paid in Capital - Preferred Stock		13,466,990	-
Additional Paid in Capital - Warrants	15	6,572,334	-
Additional Paid in Capital - Beneficial Conversion Feature		10,501,982	-
Common Stock - $0.0001 Par Value 100,000,000 Shares Authorized; 19,712,446 Shares Issued & Outstanding at September 30, 2007, December 31, 2006.	15	1,971	1,971
Additional Paid in Capital		12,349,602	12,349,602
Statutory Reserve	2(t),16	622,151	622,151
Retained Earnings		6,515,984	5,200,285
Accumulated Other Comprehensive Income	2(u)	1,927,948	770,120
Total Stockholders' Equity		51,959,991	18,944,129

Total Liabilities & Stockholders' Equity		$96,404,193	$50,418,321

Wuhan General Group (China), Inc.
Statements of Income
For the three and nine months ended September 30, 2007 and 2006
(Stated in US Dollars)

	Note	3 months	3 months	9 months	9 months
		ended	ended	ended	ended
Revenue		9/30/2007	9/30/2006	9/30/2007	9/30/2006
Sales		$30,523,074	$5,160,151	$60,342,774	$11,612,051
Cost of Sales		20,039,259	2,835,764	40,511,207	6,558,646
Gross Profit		10,483,815	2,324,387	19,831,567	5,053,405

Operating Expenses
Selling Expenses		938,534	208,785	1,633,144	609,182
General & Administrative Expenses		1,480,755	443,001	3,299,901	1,184,768
Warranty Expense	2(v),13	91,059		514,520	-
Total Operating Expense		2,510,348	651,786	5,447,565	1,793,950

Operating Income		7,973,466	1,672,601	14,384,001	3,259,455

Other Income (Expenses)
Other Income	17	-	7,444	-	31,167
Interest Income		94,798	-	108,923	-
Other Expenses		(1,144,227)	(1,675)	(1,145,270)	(2,189)
Interest Expense		(369,187)	(121,001)	(756,695)	(389,029)
Total Other Income (Loss) & Expense		(1,418,616)	(115,232)	(1,793,042)	(360,051)

Earnings before Tax		6,554,851	1,557,369	12,590,960	2,899,404

Income Tax	2(s), 18	-	-	-	-

Net Income		$6,554,851	$1,557,369	$12,590,960	$2,899,404

Preferred Dividends Declared		299,625	-	773,279	-
Constructive Preferred Stock Dividend		-	-	10,501,982	-

Income Available to Common Shareholders		$6,255,226	$1,557,369	$1,315,699	$2,899,404

Earnings Per Share
Basic		0.32	0.08	0.07	0.15
Diluted		0.14	0.08	0.32	0.15
Weighted Average Shares Outstanding
Basic		19,712,446	19,712,446	19,712,446	19,712,446
Diluted		46,200,613	19,712,446	39,122,641	19,712,446

Wuhan General Group (China), Inc.
Statements of Stockholders’ Equity
For the nine months ended September 30, 2007 and 2006
(Stated in US Dollars)
					Beneficial
			Preferred		Conversion			Common
			Stock	Warrants	Feature			Stock			Accumulated
	Preferred Stock		Additional	Additional	Additional	Common Stock		Additional			Other
	Shares		Paid in	Paid in	Paid in	Shares		Paid in	Statutory	Retained	Comprehensive
	Outstanding	Amount	Capital	Capital	Capital	Outstanding	Amount	Capital	Reserve	Earnings	Income	Total
Balance, January 1, 2006		-	-	-	-	19,712,446	1,971	6,033,911	-	2,620,167	282,736	8,938,785
Increases to Additional Paid-In Capital from Contribution of Capital Equipment								6,315,691				6,315,691
Net Income										3,202,269		3,202,269
Appropriations of Retained Earnings									622,151	(622,151)		-
Foreign Currency Translation Adjustment											487,384	487,384
Balance, December 31, 2006	-	-	-	-	-	19,712,446	1,971	12,349,602	622,151	5,200,285	770,120	18,944,129

Balance, January 1, 2007	-	-	-	-	-	19,712,446	1,971	12,349,602	622,151	5,200,285	770,120	18,944,129
Issuance of Common Stock for Cash												-
Issuance of Preferred Stock for Cash	10,287,554	1,029										1,029
Increase in Additional Paid in Capital from Issuance of Preferred Stock			13,466,990									13,466,990
Increase in Additional Paid in Capital from Issuance of Warrants				6,572,334								6,572,334
Increase in Additional Paid in Capital related to the Beneficial Conversion Feature of the Convertible Series A Preferred Stock					10,501,982							10,501,982
Net Income										12,590,960		12,590,960
Preferred Dividends Declared										(773,279)		(773,279)
Constructive Preferred Stock Dividend-Amortization of Beneficial Conversion Feature										(10,501,982)		(10,501,982)
Foreign Currency Translation Adjustment											1,157,828	1,157,828
Balance, September 30, 2007	10,287,554	1,029	13,466,990	6,572,334	10,501,982	19,712,446	1,971	12,349,602	622,151	6,515,984	1,927,948	51,959,991

Wuhan General Group (China), Inc.
Statements of Cash Flows
For the three months and nine months ended September 30, 2007 and 2006
(Stated in US Dollars)

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
Cash Flow from Operating Activities	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Cash Received from Customers	$29,180,726	2,021,163	$51,098,507	5,024,072
Cash Paid to Suppliers & Employees	(25,225,990)	1,469,643	(57,904,148)	64,493
Interest Received	94,798	-	108,923	-
Interest Paid	(369,187)	(121,001)	(756,695)	(389,029)
Income Tax Paid	-	-		-
Miscellaneous Receipts	-	7,444		31,167

Cash Sourced/(Used) in Operating Activities	3,680,348	3,377,249	(7,453,412)	4,730,703

Cash Flows from Investing Activities
Cash Invested in Restricted Time Deposits	794,351	(745,009)	(8,425,983)	(100,078)
Repayment/(Investment) in Notes	(225,257)	(474,397)	546,999	(758,043)
Payments for Purchases & Construction of Plant & Equipment	(3,162,369)	(40,867)	(12,595,728)	(858,636)
Payments for Purchases of Land Use Rights	(27,146)	-	(74,072)
Payments for Purchases of Intangible Assets	(33,850)	(9)	(44,581)	(1,871)

Cash Used/(Sourced) in Investing Activities	(2,654,271)	(1,260,282)	(21,690,692)	(1,718,628)

Cash Flows from Financing Activities
Proceeds from Issuance of Preferred Stock	(726,086)	-	20,040,353	-
Proceeds from/(Repayment of) Bank Borrowings	(324,860)	(1,767,618)	2,866,342	(2,388,287)
Proceeds from Issuance of Notes	1,921,653	80,687	8,417,055	-
Dividends Paid	-	-	(174,029)	-
Cash Sourced/(Used) in Financing Activities	870,707	(1,686,931)	31,149,722	(2,388,287)

Net Increase/(Decrease) in Cash & Cash Equivalents for the Period	108,833	430,036	2,005,617	623,788

Effect of Currency Translation	566,953	10,003	1,157,831	11,291

Cash & Cash Equivalents at Beginning of Period	248,243	361,528	248,243	166,488

Cash & Cash Equivalents at End of Period	$924,029	$801,567	$3,411,691	$801,567
Non-Cash Investing Activity:
Contribution of equipment to capital	-	6,272,028	-	6,272,028
Value of residential property surrendered by Hubei Dilong Industrial Group Co., Ltd.	989,168	-	989,168	-
Constructive Preferred Stock Divided	-	-	10,501,982	-

15. CAPITALIZATION

The Company originally had common stock capitalization of $ 12,349,602 as of December 31, 2006.

On February 7, 2007, the Company entered into a share exchange agreement with Fame Good International Limited (“Fame”) and Universe Faith Group Limited (“UFG”), which is the sole stockholder of Wuhan Blower Co. Ltd. Pursuant to the share exchange agreement, the Company issued 17,912,446 shares of common stock to Fame in exchange for all of the issued and outstanding capital stock of UFG.

As a result of the share exchange transaction, the Company retroactively restated its capitalization to reflect the effect of the share exchange.

On February 7, 2007, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement with nine institutional investors pursuant to which the Company issued to the investors an aggregate of 10,287,554 shares of Series A Convertible Preferred Stock at $2.33 per share for gross proceeds of $23,970,000. The Preferred Stock is convertible into shares of the Company’s common stock on a one-for-one basis. Holders of Preferred Stock are entitled to a dividend equal to 5% per annum of the amount invested, subject to adjustment. These dividends are payable quarterly. As of September 30, 2007, none of the Preferred Stock had been converted into common stock.

The net proceeds of $20,040,353 from the sale of Preferred Stock were accounted for as follows: -

i.	Preferred Stock at $0.0001 par value 10,287,554 shares issued and outstanding	$1,029
ii.	Additional Paid-in Capital attributable to Preferred Stock	13,466,990
iii.	Additional Paid-in Capital attributable to Series A Warrants, Series J Warrants, and Series B Warrants	6,572,334
iv.	Additional Paid-in Capital attributable to Beneficial Conversion Feature	10,501,982
v.	Constructive Preferred Stock Dividend Charged Against Retained Earnings	(10,501,982)
		$20,040,353

As an inducement to purchase the Preferred Stock, the Company, pursuant to the Stock Purchase Agreement, agreed to issue the following warrants:

•
Series A Warrants to each of the preferred stock investors to purchase shares of common stock equal to 60% of the number of shares of preferred stock purchased, (i.e., 6,172,531 shares) at an exercise price of $2.57 per share expiring five years from the closing date.

•
Series J Warrants to each of the preferred stock investors who invested at least $2,000,000 to purchase shares of common stock equal to 100% of the number of shares of preferred stock purchased, (i.e., 9,358,370 shares) at an exercise price of $2.33 per share for a term of 21 months from the closing date.

•
Series B Warrants to each recipient of Series J Warrants to purchase shares of common stock equal to 60% of the number of shares of common stock purchased pursuant to Series J Warrants, (i.e. 5,615,021 shares) at an exercise price of $2.57 per share for a term of five years from the closing date.

The total of the above Series A, J, and B Warrants amount to 21,145,922 shares of common stock underlying warrants.

In consideration of services provided by 1st BridgeHouse Securities, LLC in connection with the private placement of preferred stock and warrants, the Company issued to 1st BridgeHouse the following placement agent warrants for a term of ten years from the date of issuance:

Series of Warrant	Number of Shares	Exercise Price
Series C	1,028,755	$2.57
Series AA	617,253	2.83
Series BB	561,502	2.83
Series JJ	935,837	2.57
	3,143,347

The aggregate number of shares of common stock issuable to the preferred stock purchasers and placement agent pursuant to all series of warrants is 24,289,269. As of September 30, 2007, none of these warrants had been exercised.

In conjunction with the possible preferred stock conversion and warrant exercises, the Company has reserved a number of shares of common stock equal to 150% of the number of shares of common stock necessary to effect the conversion of all of the preferred stock and exercise of all the warrants outstanding.

Using a fair value approach, the value of the net proceeds raised in the private placement transaction on February 7, 2007 was ratably allocated to the preferred stock and warrants according to the following methodology. The Company priced the series A, J, and C warrants using a valuation model provided by the placement agent, which took into consideration time value, volatility, market liquidity, and an assumed risk-free rate. The Company then multiplied the per share valuation of the warrants by their total respective underlying shares to arrive at a total valuation for the warrants. The Company multiplied the total number of preferred stock in the offering by the per share sales price of $2.33 to arrive at total valuation for the preferred stock. Upon determining the total valuation of both securities, the Company interpolated each individual securities pro-rata contribution. In accordance with EITF 00-27, the Company also calculated the value of the beneficial conversion feature of the convertible preferred stock by using the effective conversion method. The beneficial conversion feature was recognized as a constructive preferred dividend and accordingly, it was immediately charged against the Company’s retained earnings because the convertible preferred stock was convertible upon issuance.

The preferred stock is convertible into an aggregate of 10,287,554 shares of common stock.

The following table provides the total number of shares of fully diluted common stock.

Number of Shares
Common Stock Outstanding	19,712,446
Common Stock Issuable upon-:
- Conversion of Preferred Stock	10,287,554
- Exercise of Warrants	24,289,269
Total Amount of Fully Diluted Common Stock	54,289,269

In the event of a voluntary or involuntary liquidation, holders of preferred stock are entitled to a liquidation preference of $2.33 per share. This amount is in excess of the stock’s par value of $0.0001. The convertible preferred stock is cumulative, non-participating, and non-redeemable, and as such, there is no related sinking fund. The preferred stock contains a mandatory conversion to common stock within two years of the effective date of the registration statement related to such preferred stock if the Company’s common stock at expiration is above the closing price of $5.00.

The Company under its financing agreement, as described in Note 19, has required Fame Good, from its own holdings, to deposit into an escrow account 9,000,000 shares of common stock to be transferred to investors in the event that the Company does not achieve earnings per share of $0.465 based on 30,000,000 shares outstanding for the year ended December 30, 2007, and net income of $22,000,000 for the year ended December 30, 2008. The Company is also required under its financing agreement to gain listing on the NASDAQ Capital or NASDAQ Global stock market by December 31, 2007. A more detailed description of the threshold that the Company must achieve can be found in Exhibit 10.4 “Securities Escrow Agreement” dated February 7, 2007 at the SEC’s website. The Company is not required to issue more shares or net cash settle to counterparty for shares initially delivered upon settlement that are subsequently sold by the counterparty, and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (there are no “top-off” or “make-whole” provisions). The escrowed shares are shown on the balance sheet as shares outstanding; accordingly, they are included in the Company’s earnings per share calculation.

The Company under its financing agreement and related registration rights agreement date February 7, 2007 (“closing date”) must pay liquidated damages if it fails to meet the following five requirements: (A) file a registration statement within 30 days of the closing of the financing, (B) registration statement is not declared effective within 150 days after closing, (C) company does not file for acceleration after the Company has been notified its statement will no longer be reviewed, (D) the registration statement ceases to be effective and is not subsequently filed with new registration statement that covers those securities, and (E) or the Company’s common stock becomes delisted on the OTC or other such exchange, or is no longer quoted. The registration rights agreements does not provide for alternative terms of settlement. The Company has calculated the maximum amount of liquidating damages to be $1,143,844 if the company fails to meet on of the above stated requirements, based on a calculation using the following assumptions: (1) stated maximum of 15% of the Holder’s original investment, (2) gross proceeds of $23,970,000, (3) 10,000,000 shares that are being applied for registration, and (4) total number of share intended to be registered 31,433,476, all being subject to Rule 415.

The Company has accrued a liability for the liquidated damages of $1,143,844 which reflects the maximum.

20. EARNINGS PER SHARE

Components of basic and diluted earnings per share were as follows:

	3 months ended September 30, 2007	9 months ended September 30, 2007	3 months ended September 30, 2006	9 months ended September 30, 2006
Net Income (A)	$6,554,851	$12,590,960	$1,557,369	$2,899,404
Preferred Dividends (B)	299,625	773,279	-	-
Constructive Preferred Dividends (C)	-	10,501,982	-	-
Income Available to Common Stockholders (D)	$6,255,226	$1,315,699	$1,557,369	$2,899,404

Basic Weighted Average Shares Outstanding (E)	19,712,446	19,712,446	19,712,446	19,712,446
Dilutive Shares:
- Addition to Common Stock from Conversion of Preferred Stock	10,287,554	8,877,778	-	-
- Addition to Common Stock from Exercise of Warrants	16,200,613	10,532,417	-	-
Diluted Weighted Average Shares Outstanding: (F)	46,200,613	39,122,641	19,712,446	19,712,446

Earnings Per Share
- Basic (D)/(E)	$0.32	$0.07	$0.08	$0.15
- Diluted (A)/(F)	$0.14	$0.32	$0.08	$0.15

Weighted Average Shares Outstanding
- Basic	19,712,446	19,712,446	19,712,446	19,712,446
- Diluted	46,200,613	39,122,641	19,712,446	19,712,446